UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS’ MEETING OF
GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
HELD ON SEPTEMBER 1, 2010 AND CONTINUED ON SEPTEMBER 4, 2010

Guadalajara, Jalisco, Mexico, September 7, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced that on September 4, 2010 at 10:00am at the Hotel Nikko Polanco, the Company reconvened the General Ordinary Shareholders’ Meeting which was postponed on September 1, 2010.  The reconvened meeting had a quorum of 78.96% and, in accordance with the announcement of the meeting and motions by the Audit Committee, the following resolutions were approved:

FIRST RESOLUTION

The shareholders of the Series “BB” shares ratified the appointment of the following individuals to the Company’s Board of Directors:

BOARD MEMBERS:	ALTERNATES:

GUILLERMO DIAZ DE RIVERA ALVAREZ DEMETRIO ULLASTRES LLORENTE JAVIER MARIN SAN ANDRÉS CARLOS DEL RÍO CARCAÑO	VICENTE GRAU ALONSO JAIME REYNAL RODRIGO MARABINI RUIZ JORGE JESÚS SEPÚLVEDA GARCÍA

SECOND RESOLUTION

The shareholder, GRUPO MÉXICO, S.A.B. DE C.V., as owner of 10% the Company’s Capital Stock, ratified EDUARDO J. GALLASTEGUI ARMELLA as member of the Board of Directors of the Series “B” shares of GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.

THIRD RESOLUTION

The shareholders of the series “B” shares, independent of the 10% held by GRUPO MEXICO mentioned above, confirmed the designation of the Board Members listed below as Independent Members of the Company’s Board, representing the series “B” shares of the Capital Stock of GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.

INDEPENDENT BOARD MEMBERS:

José Manuel Rincón Gallardo Purón
Ernesto Vega Velasco
Francisco José Fernández Carbajal
Francisco Glennie Graue
Jaime Cortés Rocha
León Falic

For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406-3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
www.twitter.com/aeropuertosGAP	www.twitter.com/iadvizeIR

This resolution was approved with 71.1% of votes in favor, 15.9% against and 13% abstained.

DESIGNATION OF DELEGATES

The following are designated as delegates of this Shareholders’ Meeting: the Company’s Audit Committee, the Company’s Chief Executive Officer, Jorge Sales Martinez, Mssrs. Rodrigo Guzmán Perera, Sergio E. Flores Ochoa and/or Miguel Aliaga Gargollo, so that, indifferently, any of them may, if convenient or necessary, present to a Notary of their choice the minutes of this meeting to be notarized, publish the necessary documents to comply with the resolutions adopted at these meetings, fulfill the applicable legal requirements, present the necessary information to the Comisión Nacional Bancaria y de Valores, the Bolsa Mexicana de Valores, S.A. de C.V., the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., or any other entity or institution, and to undertake each and every necessary action to make the resolutions adopted at this meeting effective.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: September 7, 2010